                              ROYAL BANK OF CANADA

                                 U.S. $7,500,000

                    SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES A

             (Redeemable Fixed Rate Step-Up Coupon Notes, due 2015)

                                 TERMS AGREEMENT
                                 ---------------
                                                                                                                         March 29, 2005

RBC DAIN RAUSCHER INC.
60 South 6th Street
Minneapolis, Minnesota 55402

Ladies and Gentlemen:

                  Royal Bank of Canada, a Canadian chartered Bank (the "Bank"), proposes, subject to the terms and conditions stated herein and in the
Distribution Agreement, dated January 26, 2005 (the "Distribution Agreement"), between the Bank on the one hand and RBC Capital Markets Corporation, RBC Dain
Rauscher Inc. and any other party acting as Agent thereunder on the other, to issue and sell to you the securities specified in the Schedule hereto (the
"Purchased Securities"). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the
Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus or the Shelf Prospectus (as therein defined) in Section
1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the
Prospectus or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus or the Shelf
Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

                  A supplement to each of the Prospectus and the Shelf
Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission

pursuant to General Instruction II.K., in the case of the Prospectus, and with the AMF pursuant to Quebec Securities Laws, in the case of the Shelf Prospectus.

                  Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to you, and you agree to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule hereto, the principal amount of Purchased Securities set forth in the Schedule hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the
Schedule hereto, unless you and the Bank otherwise agree.

                  If the foregoing is in accordance with your understanding, please sign and return to us two counterparts hereof, and upon acceptance hereof by you, this letter and such acceptance hereof, including the provisions of the
Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between you and the Bank.

                           Very truly yours,

                           ROYAL BANK OF CANADA

                           By: /s/ Jim Archer-Shee
                              -----------------------------------------
                                Name:  Jim Archer-Shee
                                Title:  Executive Vice-President,

                           Corporate Treasury and Treasurer

                           By: /s/ David Power
                              --------------------------------------------------
                               Name: David Power
                               Title:  Vice-President, Market Strategy
                                       and Execution

Accepted as of the date hereof:

RBC DAIN RAUSCHER INC.

By: /s/ Paul Rich
   --------------------------------------------------
    Name:  Paul Rich
    Title:  Managing Director

                                                    SCHEDULE TO TERMS AGREEMENT

TITLE OF PURCHASED SECURITIES:

Senior Global Medium-Term Notes, Series A (Redeemable Fixed Rate Step-Up Coupon
Notes, due 2015)

AGGREGATE PRINCIPAL AMOUNT:

US$7,500,000

PRICE TO PUBLIC:

To purchasers of $2,000,000 aggregate principal amount of the Notes or less in any single transaction during the original public offering, the original public offering price for the Notes purchased will be 100.00% of the principal amount.
To purchasers of more than $2,000,000 aggregate principal amount of the Notes but not more than $5,000,000 aggregate principal amount of the Notes in any single transaction during the original public offering, the original public offering price for the Notes purchased will be 99.40% of the principal amount.
To purchasers of more than $5,000,000 aggregate principal amount of the notes in any single transaction during the original public offering, the original public offering price for the notes purchased will be 99.15% of the principal amount.

PURCHASE PRICE BY AGENTS:

Net of commission payable by the Bank, 98.65% of the principal amount of the
Purchased Securities, plus accrued interest, if any

COMMISSION:

1.35% of the principal amount of the Purchased Securities

FORM OF PURCHASED SECURITIES:

Book-entry only form represented by one or more global securities deposited with
The Depository Trust Company ("DTC") or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Closing Date at the office of DTC.

SPECIFIED FUNDS FOR PAYMENT OF PURCHASE PRICE:

Federal (same-day) funds

CLOSING DATE:

10:00 a.m. (New York City time), April 1, 2005

CLOSING LOCATION:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

INDENTURE:

Indenture dated as of October 23, 2003, between the Bank and JPMorgan Chase
Bank, N.A., as Trustee.

MATURITY DATE:

April 1, 2015

INTEREST RATE:

The interest rate on the Purchased Securities will be equal to 4.75% per annum from and including April 1, 2005 up to but excluding April 1, 2006.

On April 1, 2006, and on the Interest Payment Dates set forth in the schedule below, the interest rate on the Purchased Securities will be reset. The applicable interest per annum with respect to each period set forth below (each, an "Interest Period") will be in effect from and including the first day of each
Interest Period, to and including the last day of such Interest Period (except for the last Interest Period):

---------------------------------------------------------------------------------------------------------
Interest Period:                                                     Interest Rate:
---------------------------------------------------------------------------------------------------------

April 1, 2006 to March 31, 2007                                      4.75% per annum
---------------------------------------------------------------------------------------------------------
April 1, 2007 to March 31, 2008                                      5.00% per annum
---------------------------------------------------------------------------------------------------------
April 1, 2008 to March 31, 2009                                      5.20% per annum
---------------------------------------------------------------------------------------------------------
April 1, 2009 to March 31, 2010                                      5.30% per annum
---------------------------------------------------------------------------------------------------------
April 1, 2010 to March 31, 2011                                      5.50% per annum
---------------------------------------------------------------------------------------------------------
April 1, 2011 to March 31, 2012                                      5.75% per annum
---------------------------------------------------------------------------------------------------------
April 1, 2012 to March 31, 2013                                      6.00% per annum
---------------------------------------------------------------------------------------------------------
April 1, 2013 to March 31, 2014                                      6.25% per annum
---------------------------------------------------------------------------------------------------------
April 1, 2014 to but excluding April 1, 2015                         6.50% per annum
---------------------------------------------------------------------------------------------------------

INTEREST PAYMENT DATES:

Each April 1 and October 1 in arrears, commencing October 1, 2005

REDEMPTION PROVISIONS:

The Bank may at its option elect to redeem the Purchased Securities in whole on
April 1, 2007 or on any Interest Payment Date thereafter (each such date, an
"Optional Redemption Date) at 100% of their principal amount plus accrued interest to but excluding the date of redemption. In the event the Bank elects to redeem the Purchased Securities, notice will be given to registered holders not more than 60 nor less than 30 days prior to the Optional Redemption Date.

SINKING FUND PROVISIONS:

No sinking fund provisions

DEFEASANCE PROVISIONS:

No defeasance provisions

SURVIVOR'S OPTION:

The holders of the Purchased Securities will have the right to require repayment prior to the maturity date upon the death of the beneficial owner as described below.

Upon exercise of the survivor's option, the Bank will, at its option, either repay or purchase any Purchased Security properly delivered for repayment by or on behalf of the person that has authority to act on behalf of the deceased beneficial owner of the Purchased Security at a price equal to the sum of:

    o    100% of the principal amount of such Purchased Security, and

    o    accrued and unpaid interest, if any, to the date of such repayment,

subject to the following limitations.

The survivor's option may not be exercised until at least six months following the date of purchase by the deceased beneficial owner. In addition, the aggregate principal amount of Purchased Securities as to which the survivor's option may be exercised is limited as follows:

    o    In any calendar year, to the greater of 1% of the outstanding aggregate principal amount of the Purchased Securities as of December 31 of the most recently completed year or $1,000,000 (the "Annual Put
         Limitation").

    o    For any individual deceased beneficial owner of Purchased Securities, to $200,000 for any calendar year (the "Individual Put Limitation").

The Bank will not make principal repayments pursuant to the exercise of the survivor's option in amounts that are less than $1,000. If the limitations described above would result in the partial repayment of any Purchased Security, the principal amount of the Purchased Security remaining outstanding after repayment must be at least $1,000.

DOCUMENTS TO BE DELIVERED:

The following document referred to in the Distribution Agreement shall be delivered as a condition to the Closing:

The officers' certificate referred to in Section 5(l)

NAME AND ADDRESS OF AGENT:

RBC Dain Rauscher Inc.
60 South 6th Street
Minneapolis, Minnesota 55402

OTHER TERMS:

None